



Indy 2 LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: September 4, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Indy 2 LLC

Founded: April 19, 2021

Address: 1211 E 5th Street, Suite 150
               Austin, TX 78702

Industry: Full-Service Restaurants

Employees: 25

Website: https://industrytx.com/

Use of Funds Allocation:

If the maximum raise is met:

$74,400 (60.00%) – of the proceeds will go towards debt refinance- consolidating high interest credit cards and credit lines
$42,160 (34.00%) – of the proceeds will go towards working capital- inventory and equipment
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 8,041 Followers





Business Metrics:

	FY23	FY24	YTD 6/30/2025
Total Assets	$2,479,778	$2,379,224	$2,405,020
Cash & Cash Equivalents	$13,581	$49,479	$68,018
Accounts Receivable	$0	$0	$0
Short-term Debt	$379,759	$392,797	$522,262
Long-term Debt	$1,879,542	$1,882,532	$1,782,079
Revenue	$1,659,175	$2,080,041	$1,148,282
Cost of Goods Sold	$550,693	$630,569	$420,720
Taxes	$0	$0	$0
Net Income	-$528,223	-$116,582	-$3,173

Recognition:

Indy 2 LLC (DBA Industry) believes there's nothing nobler than serving others. Founder Harlan Scott opened Industry as a tribute to the service industry culture that came to define him and his values. He wanted to create a spot that was more of a community space than just a restaurant. Whether you're a nurse, a security officer, a mother, or a construction crew, you are Industry.

About:

Indy 2 LLC (DBA Industry) is the ultimate 3rd space, open AM to AM with a massive bar and rich Texas flavors, 100% scratch, fair priced menu. Coming up in the service industry, they're all about the simple honesty of putting in a hard day's work. They take care of you; you take care of them.

For more information, contact our Customer Support Team at support@thesmbx.com

